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                          November 22, 2021

       Mark Litton, Ph.D.
       Chief Executive Officer
       Athira Pharma, Inc.
       18706 North Creek Parkway
       Suite 104
       Bothell, WA 98011

                                                        Re: Athira Pharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 15,
2021
                                                            File No. 333-261073

       Dear Dr. Litton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Bryan King, Esq.